Exhibit 1

YUCAIPA AMERICAN ALLIANCE FUND II, L.P.

YUCAIPA AMERICAN ALLIANCE (PARALLEL) FUND II, L.P.

YUCAIPA AGGREGATOR HOLDINGS, LLC
9130 W. Sunset Boulevard
Los Angeles, California 90069

June 27, 2013

VIA HAND DELIVERY

Morgans Hotel Group Co.

475 10th Avenue, 11th Floor

New York, NY 10018

Attn: David W. Smail

E-mail: david.smail@morganshotelgroup.com

Re:          Termination Notice

Ladies and Gentlemen:

Reference is made to that certain Exchange Agreement, dated as of March 30, 2013 (the “Exchange Agreement”), by and between Yucaipa Aggregator Holdings, LLC, Yucaipa American Alliance Fund II, L.P., Yucaipa American Alliance (Parallel) Fund II, L.P., and Morgans Hotel Group Co. (the “Company”). Capitalized terms used, but not otherwise defined herein shall have the meanings set forth in the Exchange Agreement.

Based on the Company’s failure to respond to our letter dated June 20, 2013, as well as (among other things) OTK Associates, LLC’s (“OTK”) public statements to the effect that its candidates to the Company’s Board of Directors (the “Board”) will prevent the Transactions from occurring and OTK’s filing of its motion for leave to file a second amended and supplemental complaint alleging that the Exchange Agreement and the Other Agreements are void, it appears that the Board has withdrawn its approval of the Transactions, that the Company has breached the representations, warranties and covenants made in the Exchange Agreement and Other Agreements, and that the Company has repudiated its obligation to use commercially reasonable efforts to carry out the intent and purposes of the Exchange Agreement and the consummation of the transactions contemplated thereby.  Because of the Company’s acts and omissions, which constitute a repudiation and breach of the terms, and a withdrawal and adverse modification, of the Exchange Agreement, we exercise our right to terminate the Exchange Agreement pursuant to Section 8.1.4 of such Agreement.  Because the Board has withdrawn its approval of the Transactions, the Termination Fee set forth in Section 8.4(a) of such Agreement is due and owing and demand is hereby made therefor.

Notwithstanding the foregoing, if the Company confirms to us in writing by 5 p.m. (Eastern Time) on July 1, 2013 that the Company is unconditionally committed to completing the Transactions, we will withdraw this Termination Notice.

This letter shall not constitute a waiver of any rights that the Yucaipa Parties may have against the Company or any other person or entity and shall not in any way limit the rights to pursue any remedies against available to it under the Exchange Agreement, the Other Agreements or at law or in equity.

Very truly yours,

YUCAIPA AMERICAN ALLIANCE FUND II, L.P.
YUCAIPA AMERICAN ALLIANCE (PARALLEL) FUND II, L.P.
YUCAIPA AGGREGATOR HOLDINGS, LLC

By:	/s/ Robert P. Bermingham
Name:	Robert P. Bermingham
Title:	Vice President